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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

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                          EXIDE ELECTRONICS GROUP, INC.
                            (Name of Subject Company)



                           BTR ACQUISITION CORPORATION
                                     BTR plc
                                    (Bidders)

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                     Common Stock, Par Value $.01 Per Share
                        (Including the Associated Rights)
                         (Title of Class of Securities)

                                  302052 6 10 5
                      (CUSIP Number Of Class Of Securities)



                   Warrants To Purchase Shares Of Common Stock
                         (Title Of Class Of Securities)

                                  302052 6 11 3
                      (CUSIP Number Of Class Of Securities)

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                                David J. Stevens
                           BTR Acquisition Corporation
                                   c/o BTR plc
                                    BTR House
                                 Carlisle Place
                                London, SW1P 1BX
                           Telephone: (0171) 821 3819

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                 with a copy to:
                              W. Leslie Duffy, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                          New York, New York 10005-1702
                            Telephone: (212) 701-3000


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          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 and the Acquisition of Beneficial Ownership Statement on
Schedule 13D, dated October 20, 1997 (the "Schedule 14D-1"), of BTR Acquisition Corporation, a Delaware corporation (the "Purchaser"), and an indirect wholly owned subsidiary of BTR plc, an English public limited company (the "Parent"), filed in connection with the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), and all outstanding warrants to purchase shares of Common Stock at $13.475 per share of Common Stock (the "Warrants") of Exide Electronics Group, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Schedule 14D--1 (the "Offer"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the
Schedule 14D--1.

ITEM 4.         SOURCE AND AMOUNT OF
                FUNDS OR OTHER
                CONSIDERATION.

          The informaton set forth in Item 4 of the Schedule 14D--1 is hereby amended and supplemented by the following:

               "The total amount of funds required by the Purchaser to purchase all of the Securities pursuant to the Offer and to pay fees and

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          expenses related to the Offer and the Merger is estimated to be approximately $362 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution from the Parent.

               The Parent currently intends to obtain funds for its capital contribution from borrowings under existing undrawn bank lines made available to BTR Incorporated, the parent of BTR Acquisition Corporation. These lines, provided by various banks, have aggregate availability in excess of $500 million. Alternatively, the Parent has available in excess of (pound) 350 million (approximately $595 million) under a multicurrency revolving credit facility arranged and underwritten by The Chase Manhattan Bank and Lloyds Bank Capital Markets Group. In any case, the Parent currently intends to refinance any necessary borrowings as quickly as practicable through the issuance of commercial paper. The Parent currently has over $550 million of availability through issuance of commercial paper. The Offer is not conditioned on obtaining financing."

ITEM 11.        ADDITIONAL INFORMATION.

          The information set forth in Item 10(a) of the Schedule 14D-1, and the Offer to Purchase dated October 20, 1997, is amended by revising the fourth sentence of the second paragraph under the caption "Projected Financial

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Information" in Section 7 "Certain Information Concerning the Company" to read as follows:

          "Accordingly, the inclusion of the projections in this Offer should not be regarded as an indication that Parent or Purchaser or the Company or their respective financial advisors or their respective officers and directors consider such information to be accurate and reliable, and none of Parent, Purchaser and the financial advisors, officers and directors of the Company, Parent and Purchaser assumes any responsibility for the accuracy thereof."

                                    SIGNATURE


          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 11, 1997


                                                 BTR ACQUISITION CORPORATION



                                            By:  /s/      David J. Stevens
                                                 ------------------------------
                                                 Name:    David J. Stevens
                                                 Title:   Director
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                                                 BTR plc


                                            By:   /s/      David J. Stevens
                                                  -----------------------------
                                                  Name:    David J. Stevens
                                                  Title:   General Counsel